Item 77H - Change in control of registrant
Credit Suisse Trust - U.S. Equity Flex II Portfolio

As of December 31, 2008, Nationwide Life Insurance Company ("Shareholder") owned less than 25% of the Fund. As of June 30, 2009, Shareholder owned 535,498.523 shares of the Fund, which represented 43.47% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.